UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

1Q05

Consolidated Information and Results

First Quarter 2005

(Unaudited)

Rio de Janeiro, May 2, 2005

TNL Participações Outstanding Shares (th): 378,758 TNLP3: R$ 48.02 TNLP4: R$ 38.48 TNE: US$ 15.47/ADR (03/31/2005)	Telemar Norte Leste Outstanding Shares (th): 238,975 TMAR3 ON: R$ 63.52 TMAR5 PNA: R$ 59.34 TMAR6 PNB: R$ 51.00 (03/31/2005)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance Review

2.1 Customer Base

2.2 Wireline Services

2.3 Broadband Services

2.4 Wireless Services

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 EBITDA

3.4 Depreciation / Amortization

3.5 EBIT

3.6 Financial Results

3.7 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Other Important Events

8. Consolidated Income Statements

9. Balance Sheets

10. Main Loans

11. Scheduled Events

1. Highlights of the Quarter

The Telemar Group customer base increased by 333 thousand in the quarter and 3.0 million year-on-year, to reach 22.9 million at the end of March 05, comprising:

Wireline: 15.1 million lines in service (-0.7% on 4Q04)

Wireless: 7.3 million subscribers (+5.6% on 4Q04)

Velox (ADSL): 0.6 million subscribers (+11.7% on 4Q04)

Net revenues amounted to R$ 4,004 million (-6.2% from 4Q04 and +8.5% from 1Q04) . Changes in the quarter were mainly due to decreased sales of handsets (Oi), owing to the strong seasonal sales in the fourth quarter, fewer business days in the first quarter, and the exclusion of Contax figures from TNL consolidated results.

Average revenue per user ( ARPU ) in the quarter was R$ 81 for wireline and R$ 21 for wireless services .

 Consolidated EBITDA totaled R$ 1,669 million compared to R$ 1,633 million in 1Q04 and R$ 1,721 million in 4Q04.

EBITDA margins were as follows:

•  TNL: 41.7% (4Q04 – 40.3%)

•  TMAR: 40.6% (4Q04 – 40.0%)

•  Oi: 20.8% (4Q04 – 9.3%)

Net financial expenses totaled R$ 385 million in the quarter (+8.4 % on 4Q04).

 Net income for the quarter was R$ 193 million, or R$ 0.51 per share (US$ 0.19 per ADR).

Net debt was equal to R$ 6,380 million (0.97x EBITDA for the past 12 months), down 2.5% from the end of Dec/04.

Capital expenditures (Capex) totaled R$ 455 million in the quarter, 11.4% of net revenues (R$ 197 million in 1Q04).

Free cash flow after Capex amounted to R$ 691 million in the quarter (4Q04 – R$ 898 million, and 1Q04 – R$ 709 million).

2. Operating Performance Review

2.1 Customer Base

At the end of March/2005, the Telemar Group had 22,908 thousand customers (+15.6% compared to Mar/04), including 15,104 thousand fixed-line, 7,250 thousand mobile, and 554 thousand ADSL customers.

The Company grew its wireless and broadband customer base year over year, with net additions of 2,842 thousand wireless customers (+64.5%), and 270 thousand broadband users (+95.1%).

Chart 1- Quarterly Customer Base - (million)

2.2 Wireline Services

At the end of the quarter, the installed plant comprised 17,258 thousand lines, of which 15,104 thousand in service, including 660 thousand public phones . During 1Q05, 674 thousand lines were installed and 786 thousand disconnected, leading to a reduction of 112 thousand lines (0.7% of the plant in service). The average plant in service was 15,160 thousand lines in the quarter (-0.3%).

The utilization rate of the installed plant was 87.5% and the digitalization rate of the network was 99.2%.

2.3 Broadband Services

ADSL accesses grew by 11.7% compared to the previous quarter, totaling 554 thousand at the end of Mar/05. Net additions were 58 thousand during the quarter and 270 thousand during the year (+95.1%). At the end of March, the Velox (ADSL) share of total fixed lines in service was 3.7%, (3.3% in 4Q04 and 1.9% in1Q04).

Chart 2 – ADSL Subscribers (thousand)

2.4 Wireless Services

At the end of the quarter, Oi had 7,250 thousand customers (+5.6% on Dec/04), with an estimated market share of 23.8% in its region (Dec/04 – 23.5%). The customer mix comprised 85.9% and 14.1% under prepaid and postpaid plans, respectively .

Chart 3 – Oi Subscribers and Market Share

During the quarter, 353 thousand handsets were sold to our distribution channels (4Q04 – 1,201 thousand). In the period, 714 thousand users were activated and 327 thousand were disconnected, leading to net additions of 387 thousand customers (4Q04 – 1,123 thousand and 1Q04 – 515 thousand), of which 18.5% were under postpaid plans. Oi accounted for approximately 30.2% of net additions in its region during 1Q05 (4Q04 – 35.8% and 1Q04 – 48.3%).

The average customer base totaled 7,056 thousand in 1Q05 (+12.0% quarter-on-quarter and 70.0% year-on-year). With 327 thousand disconnections during the quarter, the churn rate represented 4.6% of the average subscriber base (4Q04 – 5.5%).

Chart 4 – Oi: Average Customer Base and Churn Rate

The wireless penetration rate in Oi's Region was 30.5% in Mar/05, against 29.9% in Dec/04.

3. Consolidated Results

3.1 Revenues

Consolidated gross revenues for the quarter reached R$ 5,637 million, down 5.9% from 4Q04, as a result of lower handset sales – due to the strong seasonal sales in the fourth quarter – and the lower number of business days, in addition to the exclusion of the contact center revenues from the consolidated results for the quarter. Had Contax revenues been excluded from the consolidated figures for 4Q04, the reduction would have been 4.7%.

In comparison with 1Q04, gross revenues grew by 9.6%, due to increased revenues from wireless and data transmission services, in addition to the wireline tariff rises implemented in the second quarter of 2004. Should the effect of the Contax spin-off be excluded, the increase would be 10.2%.

Consolidated net revenues for the quarter amounted to R$ 4,004 million, decreasing by 6.2% from 4Q04 and increasing by 8.5% on 1Q04.

The main changes in gross revenues are shown below. The decrease in handset sales in 1Q05, combined with the exclusion of contact center revenues, accounted for 70% of the reduction in consolidated gross revenues quarter over quarter.

3.1.1 Wireline Services

Gross revenues from wireline services decreased by 2.3% on the previous quarter and increased by 8.3% compared to 1Q04, as detailed below.

Local

• Local fixed-to-fixed (monthly subscription, pulse, installation fee): R$ 2,332 million in the quarter, down 1.3% from 4Q04 and up 11.2% from 1Q04.

=> Monthly subscription fees amounted to R$ 1,634 million (+1.5% from 4Q04), as the Nov/04 average tariff rise of 4.4% was fully applied to the quarter. Compared to 1Q04, revenues increased by 15.4%, mainly due to the tariff adjustments introduced in 2004.

=> Local traffic revenues (Pulses) reached R$ 660 million, declining by 7.0% from 4Q04, as a result of the lower number of business days (-4.8%), in addition to summer vacations, Carnival and Easter holidays. When compared to 1Q04, revenues increased by 3.9% on account of the tariff adjustment, partly offset by the reduced traffic during the period, chiefly due to the migration of customers from dial-up to ADSL (Velox) access.

• Local fixed-to-mobile calls (VC1): these revenues amounted to R$ 646 million, down 7.8% from the previous quarter due to seasonal reasons. The 4.3% reduction compared to 1Q04 is attributable to the lower volume of traffic in the period, driven by the call restriction policy adopted for this segment.

Fixed-to-mobile call (VC) tariff adjustment, usually in February, is still pending authorization by Anatel, although the percentage rise for VC1 has already been determined (7.99%). Had the adjustment been implemented in February, we estimate that these revenues for the quarter would have been approximately R$ 678 million, in line with the 1Q04 and 3.3% lower than 4Q04.

Long-distance

• Intra- and inter-regional, international: revenues were 1.5% lower (-R$ 12 million) in the quarter, primarily due to the traffic reduction (fewer business days), partly offset by the Nov/04 tariff adjustment (5.2%) fully applied during the quarter. When compared to 1Q04, the 12.5% growth (+R$ 88 million) was due to the change in LD prices, market share gains in the inter-regional segment, and higher revenues from calls placed from mobile lines (SMP).

• Fixed-to-mobile-calls (VC2/3): revenues remained stable in comparison with the previous quarter. Compared to 1Q04, the 6.9% decline was driven by the decreased traffic in the period.

As was the case with VC1 tariffs, VC2 and VC3 have not yet been adjusted in 2005.

Network usage: (interconnection) revenues decreased by 8.5% (-R$ 25 million) from 4Q04, due to seasonal effects and the rearrangement of local areas – pursuant to Anatel's determination – by which calls that previously generated TU-RIU (tariff of inter-state network usage) revenues now generate TU-RL (tariff of local network usage) revenues. Changes with respect to 1Q04 (-12.4%) were also driven by the rearrangement of local areas, Telemar market share gains in the long-distance segment, and expanded points of presence of other companies in our region.

Data transmission services : revenues in the quarter declined by 2.7% (-R$ 12 million) from 4Q04. This was mainly due to a decrease in IP service revenues, due to a non-recurring adjustment made in 4Q04 in connection with ICMS tax (+R$ 12 million) as well as reduced revenues from dedicated lines (-R$ 8 million). Such reductions were partly offset by the growth in ADSL revenues in the period (+R$ 13 million), as well as package switching/frame relay services (+R$ 3 million). Excluding the non-recurring adjustment in 4Q04, data revenue stayed stable in 1Q05.

When compared to 1Q04, these revenues grew by 24.3% (R$ 89 million), primarily driven by the increased ADSL revenues (R$ 69 million), and package switching/frame relay services (R$ 19 million).

Data transmission services have consistently increased in the past quarters, as shown in the following chart. The reduction seen in 1Q05 is attributable to the non-recurring adjustment previously mentioned.

Chart 5 – Data Transmission Revenues (R$ million)

Public phone revenues): decreased by 1.2% (-R$ 3 million) from 4Q04, but increased by 14.4% (+R$ 35 million) from 1Q04, chiefly due to tariff adjustments implemented in the second half of 2004.

Other services: revenues grew by 30.1% from the previous quarter (R$ 16 million), on account of the growth in "advanced voice" services (such as 0300/0800), which was mainly driven by the interactive TV show "Big Brother Brasil", broadcast during the first three months of the year. Compared to 1Q04, the revenues grew by 17.1%, again driven by "advanced voice" services (+16.4%).

3.1.2 Wireless Services

Oi's gross revenues amounted to R$ 738 million in the quarter. Service revenues (excluding handset sales) were R$ 587 million, representing a 3.5% decline from 4Q04, as a result of decreased revenues from network usage (-R$ 38 million). Remuneration for wireless network usage in 4Q04 included non-recurring adjustments of R$ 39 million. Excluding such adjustments, service revenues grew by 3.1% in the quarter, while the average subscriber base increased by 12.0%.

Accordingly, the average revenue per user (ARPU) stood at R$ 21.10 in 1Q05, down 10.2% from the previous quarter (R$ 23.50). ARPU calculations do not consider long-distance calls placed by our subscribers using the 31 long distance code.

Revenues from wireless data services totaled R$ 32 million, unchanged from 4Q04, accounting for 5.5% of Oi's total service revenues in the quarter.

Net revenues from the sale of 353 thousand handsets in the quarter (-70.6% from 4Q04) amounted to R$ 45 million (-75.9% from 4Q04).

On a consolidated basis, gross revenues from wireless services, totaled R$ 504 million in the quarter, declining by 23.3% (-R$ 153 million) when compared to 4Q04, primarily because of the reduced sale of handsets (-R$ 170 million). Service revenues grew by 4.1% in the quarter.

When compared to 1Q04, consolidated wireless revenues increased by 35.6%, representing a 55.6% increase in service revenues and a 22.8% decrease in handset sales.

Revenues from the usage of the wireless network in 1Q05 amounted to R$ 61 million, after elimination of the R$ 155 million relating to TMAR, which is unchanged from 4Q04.

3.1.4 Revenue Breakdown

Changes in the composition of consolidated gross revenues for 1Q05 compared to 1Q04 are shown in the following chart. Noteworthy is the increased share of wireless services to 8.9% and data to 8.0%, as well as the relative reduction in local fixed-to-mobile calls to 11.5%, and network usage to 4.8%. The small positive increase in fixed-to-fixed local (41.4%) and long-distance calls (14.1%) should also be noted.

Chart 6 – Breakdown of Gross Revenues

* Fixed: includes installation, subscription fee, and traffic (pulses)

** Includes: Public Phones, Value-Added Services, Advanced Voice, and Other .

3.2 Operating Costs and Expenses

Operating costs and expenses (ex-depreciation and amortization) decreased by 8.4% (-R$ 214 million) from 4Q04 and increased by 13.6% from 1Q04.

It should be stressed that the exclusion of Contax figures from consolidated results – due to the spin-off approved in Dec/04 – modifies the basis for comparison between 1Q05 and both 4Q04 and 1Q04.In particular, it causes a reduction in personnel expenses and an increase in the third-party service account (call center expenses, previously eliminated upon consolidation).

When compared to 4Q04, the most significant reductions were SMP handset costs (-R$ 221 million) and personnel expenses (-R$ 143 million), partly offset by the growth in third-party services (+R$ 76 million, of which R$ 89 million relate to call center expenses – Contax) and provision for doubtful accounts (+R$ 51 million).

With respect to 1Q04, the growth is mainly attributable to third-party services and other operating expenses, partly offset by the decline in personnel expenses and provision for doubtful accounts, as detailed below.

• Interconnection: costs declined by 2.2% (R$ 14 million) from 4Q04, primarily due to the decreased fixed-to-mobile traffic during the quarter.

When compared to 1Q04, interconnection costs increased by 5.2%, on account of the expanded long-distance traffic of inter-regional calls and from mobile originated calls, in addition to the full impact of the VU-M tariff adjustment in February/04 (7.7%).

The adjustment of wireless network interconnection rates (VU-M), subject to negotiation between wireline and wireless companies, is yet to be defined.

• Personnel expenses: decreased by 47.2% (R$ 143 million) quarter-on-quarter, reflecting the 82.9% reduction in the number of employees, chiefly due to the spin-off of Contax in Dec/04. When Contax is excluded from the comparison, the number of employees decreased by 12.0% from the previous quarter, while personnel costs fell by 3.0% (-R$ 5 million) . Non-recurring employee severance expenses during the quarter amounted to approximately R$ 21 million.

Compared to 1Q04, these expenses declined by 35.0% (mostly on account of the spin-off), whereby the number of employees decreased 78.3% ( -11.7%, ex-Contax).

• Handset costs and other (COGS): decreased by 71.3% compared to 4Q04, while the volume of handsets fell by 70.6%. Compared to the same period of the previous year, the decrease in costs was 25.8%, while handset sales dropped by 17.1%.

• Third-party services: increased by 10.8% (+R$ 76 million) from 4Q04, mostly due to the inclusion of call center expenses (+R$ 89 million), higher postage and billing (+R$ 18 million), plant maintenance (+R$ 10 million) and electricity (+R$ 9 million) expenses. On the other hand, advisory and legal counsel expenses decreased by R$ 35 million in the quarter.

Compared to 1Q04, these costs increased by 50.1% (R$ 261 million), mainly due to call center, plant maintenance, sales commissions, postage and electricity expenses.

• Marketing expenses: grew by 36.1% (+R$ 22 million) and 33.9% (+R$ 21 million) from 4Q04 and 1Q04, respectively, mostly because of the increase in the purchase of media space and promotion expenses in connection with the World Summer Games, Fashion Rio, launch of Oi Internet, among others. Marketing expenses amounted to 2.1% as a proportion of the quarter net revenues (4Q04 – 1.4%).

• Rental / Leasing / Insurance: increased by 4.1% (R$ 6 million) in the quarter, due to the adjustment of right-of-way and post rental agreements.

Compared to 1Q04, the 21.6% rise is also due to the higher number (+20%) of installed Radio Base Stations (land/building rental).

• Provision for doubtful accounts - PDA: represented 2.8% of gross consolidated revenues for the quarter (4Q04 – 1.8% and 1Q04 – 3.5%), in line with 2004 (2.6%).

PDA amounted to 1.7% of Oi's gross revenues for the quarter (4Q04 – 1.0% and 1Q04 – 4.2%), and 2.8% of TMAR's gross revenues (4Q04 – 1.8% and 1Q04 – 3.4%).

The increase in PDA levels in the quarter compared to 4Q04 stems from the positive impact of recovered credits in 4Q04 (R$ 35 million), as well as from seasonal factors in the retail segment. According to Associação Comercial de São Paulo and IPEA, delinquency levels in the retail segment increased by approximately 60% in 1Q05 when compared to 4Q04.

• Other operating expenses (revenues): increased by R$ 12 million from the previous quarter, chiefly due to the fall in recovered expenses (-R$ 212 million), offset by lower provisions for contingencies (-R$ 200 million).

Compared to 1Q04, these expenses increased by R$ 56 million, mostly on account of higher provisions for contingencies (+R$ 78 million).

3.3 EBITDA

Consolidated EBITDA amounted to R$ 1,669 million, with a 41.7% margin (4Q04 – 40.3%).

Chart 7 – Consolidated EBITDA (R$ million) and Margin (%)

EBITDA and quarterly margin were retroactively adjusted to reflect the change in the accounting criterion used to account for employees' profit sharing as from 4Q04. It should be also pointed out that from 1Q05 onwards, consolidated EBITDA does not include Contax's results.

•  TMAR's consolidated EBITDA was R$ 1,626 million (-3.3% from 4Q04). EBITDA margin stood at 40.6% (4Q04: 40.0%).

•  Oi's EBITDA was R$ 118 million with a 20.8% margin (4Q04: 9.3%).

3.4 Depreciation / Amortization

Depreciation and amortization expenses added up to R$ 831 million, virtually unaltered from 4Q04 and 7.7% down from 1Q04, as shown in the following table:

3.5 EBIT

EBIT for the quarter totaled R$ 837 million, down 16.9% from 4Q04. The R$ 170 million decline was primarily due to equity adjustments in 4Q04 (revenues of R$ 116 million) – including income tax benefits arising from investments made in the North and Northeast regions of Brazil.

Compared to 1Q04, EBIT grew by 14.1%, chiefly on account of lower depreciation and amortization expenses, as well as higher EBITDA.

Chart 8 – EBIT (R$ million)

3.6 Financial Results

Net financial expenses amounted to R$ 385 million in 1Q05, R$30 million above 4Q04 figures and R$26 million below 1Q04 figures, as detailed below :

Financial revenues decreased by R$ 39 million compared to the previous quarter, mostly due to reduced monetary restatement of tax credits and discounts obtained ("other financial expenses").

Financial expenses declined by R$ 9 million from the previous quarter. The main items are as follows:

(i) Interest on loans and financing were in line with the previous quarter, reaching R$ 200 million;

(ii) Exchange results on loans and financing represented expenses of R$ 209 million (a R$ 56 million increase in the quarter), arising from:

(a) Foreign exchange and monetary variation revenues of R$ 11 million, due to exchange gains of R$ 31 million on foreign currency loans – compared to gains of R$ 418 million in 4Q04 – and monetary variation expenses (R$ 20 million);

(b) Currency swap expenses of R$ 220 million, arising from gains of R$ 41 million from foreign exchange variations, (losses of R$ 300 million in 4Q04) and interest expenses, CDI-based, amounting to R$ 261 million (4Q04: R$ 270 million).

(iii) Other financial expenses amounted to R$ 225 million, declining by R$ 62 million from 4Q04, mainly because of the decreased monetary restatement of provisions and other expenses.

3.7 Net Income

Consolidated net income for the quarter totaled R$ 193 million (4Q04 – R$ 293 million and 1Q04 – R$ 220 million), equal to R$ 0.51 per share (US$ 0.19 per ADR). The 12.4% decrease compared to 1Q04 is attributable to the fact that no interest on capital was declared in 1Q05, thus increasing the income tax payable (in 1Q04, TNL and TMAR declared R$ 100 million and R$ 200 million, respectively).

Chart 9 – Net Income (R$ million)

4. Debt

Consolidated gross debt, including swap contract results, totaled R$ 11,172 million at the end of Mar/05, (-7.0% compared to Dec/04). Of the total debt, 68% was denominated in foreign currencies (74% in Mar/04). The cash position in Mar/05 reached R$ 4,792 million (157% of the short-term debt).

Consolidated net debt at the end of Mar/05 amounted to R$ 6,380 million, which represented a reduction of R$ 162 million (-2.5%) and R$ 2,008 million (-23.9%) compared to Dec/04 and Mar/04, respectively.

It should be pointed out that since the inception of the Share Buyback Program (Jun/04), R$433 million in shares have been repurchased, on a consolidated basis. Of this total, R$ 84 million was repurchased in 1Q05.

During 1Q05, local currency loans amounted to R$ 3,574 million (32.0% of total debt); consisting of R$ 2,037 million due to BNDES, and R$ 1,278 million in local non-convertible debentures, (maturing in 2006).

Foreign currency loans, in the amount of R$ 7,598 million – including swap results of R$ 1,361 million – bear interest at contractual average rates of 6.2% p.a. for transactions in U.S. dollar, 1.5% p.a. in Japanese yen, and 11.1% p.a. for a basket of currencies (BNDES). Approximately 73.3% of the foreign currency loans were subject to floating interest rates.

Of the total foreign currency debt, 91.2% had some kind of hedge, with 72.8% in foreign exchange swap transactions (54.8% of which contracted through final maturity of the related debts), and 18.4% in financial investments linked to exchange variations.

Under exchange swap transactions, the exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions, at the end of the quarter, was equal to 100.3% of CDI (which was 18.4% on average in the quarter).

Amortizations added to nearly R$ 1,351 million in the quarter, (R$ 894 million in principal and R$ 456 million in interest expenses).

During 1Q05, funds owed by TMAR to TNL amounted to R$ 744 million.

The following graphs show the quarterly evolution of the Company's consolidated net debt and the maturity schedule over the next five years.

5. Capital Expenditures

During the quarter, Capex totaled R$ 455 million (11.4% of net revenues), of which R$ 279 million was allocated to the wireline and R$ 176 million to the wireless business.

6. Cash Flow

Consolidated cash flow from operations reached R$ 1,288 million in the quarter (4Q04 – R$ 1,850 million and 1Q04 – R$ 912 million). The consolidated free cash flow after investing activities amounted to R$ 691 million (4Q04 – R$ 898 million and 1Q04 – R$ 709 million). The 2.5% decrease compared to 1Q04 was mainly due to the higher investments made in 1Q05 (+R$394 million).

Disbursements under the Share Buyback Program amounted to R$ 84 million in 1Q05 (4Q04 – R$ 140 million) and R$ 433 million since Jun/04.

7. Other Important Events

Interest on Capital – Fiscal Year 2005 (TNLP and TMAR)

On April 19, 2005, the Extraordinary Shareholders' Meetings of Tele Norte Leste Participações (TNLP) and Telemar Norte Leste (TMAR) approved the maximum limits for interest on capital (IOC) to be declared by their respective Executive Boards during 2005, in the amounts of R$ 400 million and R$ 1,000 million, respectively.

•  TNLP: On April 29, 2005, Tele Norte Leste declared IOC in the amount of R$ 132.4 million corresponding to R$ 0.35 (gross) per both common and preferred shares. TNLP shares are trading "ex-IOC" as of May 02, 2005.

•  TMAR: On that same date, TMAR declared JCP in the amount of R$ 299.8 million, equal to gross amount of R$ 1.19 per common, R$ 1.31 preferred "A" (TMAR5) and R$ 1.19 preferred "B" shares. TMAR shares are trading "ex-IOC" as of May 02, 2005.

TNLP - Dividends and Interest on Capital for Fiscal Year 2004

On April 25, 2005, TNLP started paying dividends, as approved by the General Shareholders' Meeting held on April 12, 2005, for a total of R$ 1 billion, or R$ 2.66 per both common and preferred shares, based on shares outstanding on April 14, 2005.

Also on April 25,2005, TNLP started payment of interest on capital declared on January 30, 2004, in the total amount of R$ 100 million, or R$ 0.26 per common or preferred share, based on the shares outstanding on the date of the declaration.

TMAR - Dividends and Interest on Capital for Fiscal Year 2004

On April 25, 2005, TMAR started payment of dividends approved by the General Shareholders' Meeting held on April 12,2005, for a total of R$ 590.4 million, corresponding to R$ 2.37 per common share and R$ 2.61 per preferred "A" share (TMAR5), based on the shares outstanding on April 14, 2005.

Also on April 25, 2005, TMAR started paying interest on capital declared in 2004, totaling approximately R$ 759.6 million, according to the following table:

Date Declared	Gross amount declared (**)			Restated net amount at 4/25/05(**)
	ON	PN A	PN B (***)	ON	PN "A"	PN "B" (***)
01/28/04 (*)	0.78	0.86	0.78	0.77	0.85	0.77
06/28/04 (*)	0.79	0.86	0.79	0.73	0.80	0.73
09/272004	0.87	0.95	0.87	0.78	0.85	0.78
12/22/2004	0.55	0.61	-	0.47	0.52	-

(*) On this date, amounts refer to thousand shares
(**) Amounts rounded up to decimals
(***) Pursuant to Art. 11 of the By-laws

Share Buyback Program

During the quarter, share repurchases amounted to R$ 88 million (with a R$ 84 million cash impact), being R$ 49 million disbursed by TNLP to repurchase 1,087,500 shares (362,500 common and 725,000 preferred shares) and R$ 39 million disbursed by TMAR to repurchase 613,500 shares (8,000 common and 605,500 preferred shares).

Since its inception in Jun/04 to the end of Mar/05, disbursements under the Share Buyback Program amounted to R$ 437 million. Of this total, R$ 296 million was disbursed by TNLP to repurchase 6,272,550 shares (861,562 common and 5,410,988 preferred shares), and R$ 141 million by TMAR to repurchase 1,890,902 shares (113,181 common and 1,777,721 preferred shares). The total amount of shares repurchased through Mar/05 by TMAR represent approximately 57% of the total authorized by the Board of Directors.

As of March 31, 2005, TNLP's and TMAR's shareholding structure was as follows:

It should be pointed out that TNLP temporarily closed its share buyback program on 11/26/04. The program was reinstated on 01/26/2005 for a 90-day period ended in 04/26/2005. Under the new program, the amount of shares repurchased was of 1,598,100 (R$ 71 million) corresponded to approximately 7% of the authorized total.

Capital Increase by Subscription

The Board of Directors meeting held on April 12, 2005 approved a capital increase of R$ 154 million, by incorporation of the final balance of the Special Goodwill Reserve, corresponding to the tax benefit earned by the Company from the goodwill amortization in 2004, by issuing 3.9 million new shares (1.3 million common and 2.6 million preferred shares).

The capital increase amounts to 1.0345% and shares may be subscribed to from April 25, 2005 through May 24, 2005 at the prices of R$ 45.73 for the common shares and R$ 36.21 for the preferred shares.

Status of Contax' Listing Process

In order to complete the spin-off of Contax announced in Dec/04, the Company is preparing all information required to list at Bovespa and establish an ADR Program for its preferred shares (to be filed with the SEC). As soon as the Company completes the registration process with Bovespa and the SEC, its shares and ADR's will be distributed respectively to Tele Norte Leste's shareholders and ADR holders, and the Contax shares and ADR's will start being traded at Bovespa and the over-the-counter market in the US.

New Agreements, Products and Services

Agreement with TAM

In March, TAM and Telemar closed an agreement to outsource the airline data transmission and voice services in Brazil for five years. The network comprises airports, company-owned stores, branches, administration centers and tam's Technology Center .

Oi Sem Limites – Mothers' Day Promotions

Under the "Oi Fale sem Limites" promotion, subscribers will be allowed 1,000 minutes in local calls from Oi lines to any wireline or wireless number and will also be entitled to free fixed-to-fixed or fixed-to-Oi line calls, for a monthly fee of R$ 299, subject to a minimum retention period of 24 months (valid until July 31,2005).

Two more promotions were launched for mothers' day. When buying a postpaid Oi plan above R$ 199, the customer receives another Oi line installed under the Oi control plan, and receives a monthly bonus for one year entitling them to place calls to any wireline or Oi phone, subject to a minimum retention period of 24 months. The bonus is contingent on the timely payment of the respective bills (valid until May 18,2005).

Fixed line customers can indicate a new prepaid plan client, who receives a R$ 5 monthly bonus through the end of 2006, subject to a minimum monthly recharge of R$ 20 (valid until June 15,2005).

Internet Provider Launched under the Oi Brand

The Telemar Group launched Oi Internet, which offers free dial-up access in 283 cities throughout Brazil , providing customers with local access to the web. In addition to free access, Oi Internet customers enjoy a number of advantages, such as: blog and photoblog, sending text messages (SMS) to Oi through the dialer, 300 megabytes for unlimited e-mail accounts, among others. Only one month after this launch, the provider already had 400 thousand subscribers, achieving 40% of the target set for the end of the year, of one million users.

Oi FM Radio

In January, Oi launched its FM radio station – Brazil 's first radio station tailored to listeners – in the Greater Belo Horizonte area. Among other features, listeners will be able to interact with the radio station, using services developed by Oi. With this move, Oi intends to enhance the interaction between its brand and the public.

Velox – Telemar Fixed Line

Velox and Telemar fixed line launched a promotion to further increase Velox's customer base, comprised already of over 550 thousand subscribers. Under this promotion, Velox customers who give leads on new subscribers will earn a R$ 25.00 bonus (deducted from their fixed line bills) per subscriber.

For more information, please access our site at www.telemar.com.br/i r

8. Consolidated Income Statements

TNL CONSOLIDATED

TMAR CONSOLIDATED

R$ million	1Q04	2Q04	3Q04	4Q04	1Q05
Wireline Services Revenues	**4,742.4**	**4,754.6**	**5,007.8**	**5,259.8**	**5,134.8**
Local Services	2,771.8	2,783.9	2,961.5	3,064.4	2,978.0
Subscription Charges	*1,415.4*	*1,417.3*	*1,523.7*	*1,610.0*	*1,633.8*
Pulses	*634.8*	*627.5*	*701.6*	*709.6*	*659.8*
Installation	*15.7*	*17.5*	*13.2*	*12.0*	*11.2*
Collect Calls	*26.5*	*25.9*	*24.2*	*25.8*	*22.1*
Other Local Revenues	*4.3*	*3.6*	*3.8*	*5.9*	*4.9*
Fixed-to-Mobile (VC1)	*675.0*	*692.0*	*694.9*	*701.1*	*646.2*
Long Distance	884.5	889.7	915.6	971.5	960.6
Intra-State	*405.9*	*393.2*	*404.6*	*440.8*	*441.3*
Inter-State	*149.4*	*145.2*	*155.0*	*165.8*	*155.3*
Inter-Regional	*121.0*	*156.8*	*163.2*	*169.8*	*172.4*
International	*27.6*	*26.1*	*25.9*	*27.4*	*23.2*
Fixed-to-Mobile (VC2 and VC3)	*180.6*	*168.4*	*166.8*	*167.5*	*168.3*
Advanced Voice	58.9	55.8	53.1	53.9	68.1
Public Telephone	239.3	234.7	266.1	277.0	273.8
Additional Services	117.0	120.6	123.9	130.6	130.8
Network Usage Remuneration	305.8	294.6	279.3	293.0	268.0
Data Transmission Services	364.5	373.5	405.6	467.9	454.6
Other	0.6	1.7	2.6	1.5	1.1
Wireless Services Revenues	**372.1**	**315.7**	**588.8**	**657.8**	**504.4**
Subscription	73.1	81.4	87.8	91.1	103.6
Outgoing Calls	112.9	129.0	154.7	195.7	195.3
Domestic/Internacional Roaming	28.1	22.7	26.2	29.7	34.4
Network Usage Remuneration	45.6	55.6	59.0	61.0	60.6
Additional Services	17.2	27.1	30.0	36.3	36.9
Handset Sales	95.3	177.6	231.0	244.0	73.6
Gross Operating Revenue	**5,114.5**	**5,070.4**	**5,596.6**	**5,917.6**	**5,639.2**
Taxes and Deductions	1,452.7	1,510.3	1,583.1	1,714.6	1,633.4
Net Operating Revenue	**3,661.8**	**3,737.7**	**4,013.5**	**4,203.0**	**4,005.8**
Operating Expenses	2,080.9	2,246.3	2,367.2	2,521.0	2,379.6
Cost of Services Provided	*502.1*	*541.1*	*546.4*	*593.3*	*633.9*
Cost of Goods Sold	*120.3*	*222.3*	*279.6*	*310.0*	*89.0*
Interconnection Costs	*597.7*	*623.3*	*652.3*	*643.3*	*628.9*
Selling Expenses	*617.2*	*603.7*	*621.3*	*681.1*	*704.1*
General and Administrative Expenses	*165.6*	*176.5*	*175.6*	*187.2*	*191.7*
Other Op. Expenses (Rev), net	*78.0*	*125.0*	*91.9*	*106.1*	*132.0*
EBITDA	**1,580.9**	**1,491.4**	**1,646.4**	**1,682.0**	**1,626.1**
Margin %	*43.2%*	*39.9%*	*41.0%*	*40.0%*	*40.6%*
Equity Accounting	-	-	-	-	-
Depreciation	861.2	847.0	843.8	823.5	844.2
EBIT	**719.7**	**644.3**	**802.5**	**858.5**	**781.9**
Financial Expenses	476.5	488.2	455.8	527.3	446.5
Financial Revenues	61.5	74.9	74.9	167.2	147.0
Non Operating Expenses (Rev)	2.4	16.9	2.5	70.9	3.5
Income Before Tax and Social Contribution	**302.3**	**214.1**	**419.1**	**427.5**	**478.9**
Income Tax and Social Contribution	69.8	24.8	143.1	160.6	197.1
Net Income	**232.4**	**143.7**	**276.0**	**266.9**	**281.8**
Margin %	*6.3%*	*3.8%*	*6.9%*	*6.4%*	*7.0%*
*Outstanding Shares Thousand (ex Treasury)***	*241,490*	*241,312*	*240,592*	*239,554*	*238,975*
Income per share (R$)	*0.962*	*0.596*	*1.147*	*1.114*	*1.179*

TNL-PCS (Oi)

9. Balance Sheets

TNL CONSOLIDATED

TMAR CONSOLIDATED

TNL-PCS (Oi)

10. Main Loans

Date	Currency	Costs	Maturity	Amortization	Outstanding Balance
BNDES	Dec/00	R$	TJLP +3.85% a.a.	Jan/08	Monthly	1,176,587
	Dec/03	R$	TJLP +4.50% a.a.	Jan/11	Monthly	444,632
	Dec/00	Currency Basket	Floating Interest Rate + 3.85%a.a.	Jan/08	Monthly	403,343
	Dec/03	Currency Basket	Floating Interest Rate + 4.50%a.a.	Jan/11	Monthly	101,258
	Sep/04	R$	TJLP +4.50% a.a.	Oct/12	Quarterly / monthly after Apr/06	415,659
					BNDES	**2,541,480**
Sindicated Loan	Aug/01	US$	LIBOR+2.25%a.a. to 3.81%	Aug/09	Quarterly	**1,578,138**
JBIC	Aug/01	Yen	1.65%a.a.	Jan/10	Semi-annually	583,060
	Jan/03	Yen	Japonese LIBOR + 1.25%a.a.	Jan/11	Semi-annually	557,720
					JBIC	**1,140,780**
Debentures	Jul/01	R$	CDI+0.7%	Jun/06	"Bullet"	**1,278,284**
Senior Notes	Dec/03	US$	8 % a.a.	Dec/13	"Bullet"	**820,580**
KFW	Feb/03	US$	LIBOR+0.75%a.a	Aug/12	Semi-annually	163,643
	Jun/00	US$	8.75% to 11.87% a.a.	Oct/09	Semi-annually	218,766
	Jul/02	US$	LIBOR+0.8% to 4.5%a.a.	Jan/11	Semi-annually	173,764
					KFW	**556,173**
FINNVERA	Feb/03	US$	LIBOR+1.1%a.a	Feb/12	Semi-annually	375,108
	Nov/04	US$	LIBOR+4.56%a.a	Aug/10	Quarterly	133,050
					FINNVERA	**508,157**
ABN AMRO	Feb/01	US$	LIBOR+5%a.a	May/06	Semi-annually	75,064
	Jan/04	US$	LIBOR+3% to 4.83%a.a.	Apr/09	Semi-annually	163,218
					ABN AMRO	**238,282**
Swap Result						**1,360,589**
Other						**1,149,414**
Total						**11,171,877**

11. Scheduled Events

Conference Call

Date: Tuesday, May 3, 2005

Time:  1 pm (Rio)
           12 pm (EST)

Access:   1-210-234-8000 ( Brazil & other countries)
               888- 709-9420 ( USA )

Passcode: Telemar

Replay: 1-203-369-1826 ( Brazil & other countries)
               866-501-2958 (USA)

A slide presentation will be available on our website before the call at the following link:

http://www.telemar.com.br/ir

TNL – Rela çõ es com Investidores ( invest@telemar.com.br ) 55(21) 3131-1313	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones